Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, DC 20006-1806

Tel.  +1.202.373.6000

Fax: +1.202.373.6001

www.morganlewis.com

W. John McGuire

+1.202.373.6799

wjmcguire@morganlewis.com

October 28, 2015

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Master Trust: Amendment No. 9 to the Registration Statement on Form N-1A

(File No. 811-22705)

Ladies and Gentlemen:

On behalf of our client, SSGA Master Trust (the “Trust”), we are filing, under the Investment Company Act of 1940, as amended (the “1940 Act”), Amendment No. 9 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“Amendment No. 9”). The purpose of Amendment No. 9 is to: (i) incorporate updated financial information for the fiscal year ended June 30, 2015 and (ii) make non-material changes to the Trust’s Prospectus and Statement of Additional Information for certain series of the Trust, each of which is a master fund in a master-feeder investment structure.

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire
W. John McGuire

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